Exhibit 99.1

Bilibili Inc. Announces Pricing of Upsized Offering of US$600 Million Convertible Senior Notes

SHANGHAI, China, May 21, 2025—Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced the pricing of its upsized offering (the “Notes Offering”) of US$600 million in aggregate principal amount of convertible senior notes due 2030 (the “Notes”). The Notes have been offered to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Company has granted the initial purchasers in the Notes Offering an option to purchase up to an additional US$90 million principal amount of the Notes, exercisable for settlement within a 30-day period beginning on, and including, the date on which the Notes are first issued.

The Company plans to use the net proceeds from the Notes Offering to enhance its content ecosystem to facilitate user growth, facilitate IP asset creation, and unleash its inherent potential. The Company also plans to use the net proceeds from the Notes Offering to improve its overall monetization efficiency, fund the Concurrent Repurchase (as defined below), fund future repurchases (from time to time) under its share repurchase program, and for other general corporate purposes.

When issued, the Notes will be senior, unsecured obligations of the Company. The Notes will mature on June 1, 2030, unless repurchased, redeemed or converted in accordance with their terms prior to such date. Holders may convert their Notes at their option at any time prior to the close of business on the seventh scheduled trading day immediately preceding the maturity date. The initial conversion rate of the Notes is 42.1747 Class Z ordinary shares per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately HK$185.63 per Class Z ordinary share and represents a conversion premium of approximately 27.1% above the closing price HK$146.00 per Class Z ordinary share of the Company on the Hong Kong Stock Exchange on May 21, 2025) and a premium of approximately 32.5% to the clearing share price of the Concurrent Delta Offering of HK$140.10 per Class Z ordinary share of the Company, and is subject to adjustment upon the occurrence of certain events described below. Upon conversion, subject to certain procedures and conditions set forth in the terms of the Notes, the Company will cause to be delivered the Company’s Class Z ordinary shares, par value US$0.0001 per share. Holders may elect to receive the Company’s American depositary shares (“ADS”), each representing one Class Z ordinary share, in lieu of Class Z ordinary shares deliverable upon conversion.

The Company may redeem for cash all or any part of the Notes on or after June 6, 2028 if the last reported sale price of the Class Z ordinary shares has been at least 130% of the conversion price for the Notes then in effect for at least 20 trading days, whether or not consecutive, during any 30 consecutive trading day period preceding the date on which the Company provides notice of redemption (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption (the “Optional Redemption”). In addition, the Company may redeem for cash all but not part of the Notes at any time if less than 10% of the aggregate principal amount of Notes originally issued remains outstanding at such time (the “Cleanup Redemption”). The Company may also redeem the Notes upon the occurrence of certain tax-related events (the “Tax Redemption”). Holders of the Notes may require the Company to repurchase for cash all or part of their Notes in cash on June 1, 2028, or in the event of certain fundamental changes. In connection with certain corporate events or if the Company issues a notice of Optional Redemption, Cleanup Redemption or Tax Redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or such Optional Redemption, Cleanup Redemption or Tax Redemption.

The Notes will bear interest at a rate of 0.625% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2025.

The Company also announced the pricing of the previously announced concurrent offering of its 10,281,240 Class Z ordinary shares that are being borrowed from non-affiliate third parties and offered in a separate underwritten offering by Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited (the “Underwriters” and the “Concurrent Delta Offering”, respectively), each acting severally on behalf of itself and/or its respective affiliates, at HK$140.10 per Class Z ordinary share. The Underwriters will use the resulting short position to facilitate hedging transactions by certain investors subscribing for the Notes, who employ a convertible arbitrage strategy (the “Convertible Arbitrage Investors”). The Company has been advised that each Underwriter is concurrently entering into off-market privately negotiated derivative transactions relating to the Class Z ordinary shares, enabling Convertible Arbitrage Investors to establish their initial short positions in the Class Z ordinary shares to hedge market risk in the Notes. The number of Class Z ordinary shares subject to the Concurrent Delta Offering generally corresponds to such initial short positions of the Convertible Arbitrage Investors. No new Class Z ordinary shares will be issued in the Concurrent Delta Offering. Any securities sold in the Concurrent Delta Offering are being offered and sold through a concurrent SEC-registered offering pursuant to a separate prospectus supplement and an accompanying base prospectus. The Company will not receive any proceeds from the Concurrent Delta Offering. The Notes Offering and the Concurrent Delta Offering are contingent upon each other.

The Company will use part of the proceeds from the Notes Offering for the Concurrent Repurchase. The Concurrent Repurchase enables investors to establish some of their initial short positions in the Class Z ordinary shares to hedge market risk in the Notes and reflects the Company’s confidence in its long-term strategy and growth. The repurchased shares will be cancelled.

Other Matters

The Notes, the Class Z ordinary shares deliverable upon conversion of the Notes or the ADSs deliverable in lieu thereof have not been registered under the Securities Act, or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except in reliance on the exemption from registration under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the terms of the Notes, whether the Company will complete the Notes Offering, a description of various hedging activities, and statements about Bilibili’s beliefs and expectations, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: -86-21-2509-9255 Ext. 8523

Email: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: -86-10-6508-0677

Email: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: -1-212-481-2050

Email: bilibili@tpg-ir.com

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